VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Withdrawal by NSTAR and NSTAR ELECTRIC COMPANY of Post-Effective Amendment No. 1 filed on April 10, 2012 (the “Amendments”) to Registration Statement on Form S-3 filed on October 9, 2009 (File Nos. 333-162401; 162401-01)

Ladies and Gentlemen:

NSTAR LLC (as successor by merger to NSTAR) and NSTAR Electric Company hereby request the withdrawal of the above-mentioned Amendments pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended, with such withdrawal to be approved effective as of the date hereof or at the earliest practicable date hereafter. NSTAR and NSTAR Electric Company are withdrawing the above-referenced Amendments pursuant to discussions with the Securities and Exchange Commission to correct a filing coding error in the Amendments. NSTAR and NSTAR Electric Company will each re-file the Amendments as a POSASR filing. No securities were sold, or will be sold, pursuant to the Amendments.

Dated as of: April 17, 2012

Sincerely,

NSTAR LLC (as successor by merger to NSTAR)

By:	/s/ James J. Judge
James J. Judge Executive Vice President and Chief Financial Officer

NSTAR Electric Company

By:	/s/ James J. Judge
James J. Judge Executive Vice President, Chief Financial Officer, and Director